Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, as amended, and presents the combination of the historical financial information of Volato and M2i Global adjusted to give effect to the Merger and certain other related transactions as well as, with respect to the unaudited pro forma condensed consolidated balance sheet, material debt and equity transactions of Volato and M2i Global that took place subsequent to the balance sheet period presented. For purposes of discussion in this section, a one-for-fifteen reverse stock split of Volato Common Stock has been assumed herein. In connection with the Merger, holders of Volato Common Stock are being asked to approve an amendment to Volato’s charter that will implement a reverse stock split of the issued and outstanding shares of Volato Common Stock at a ratio not less than one-for-two and not greater than one-for-twenty five, with the final ratio to be decided by the Volato Board to enhance the ability of the Combined Company to meet the initial listing requirements of Nasdaq.

The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and is not necessarily indicative of the financial position and results of operations that would have been achieved had the Merger and related transactions occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial information may not be useful in predicting the future financial condition and results of operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of the unaudited pro forma condensed combined financial information and is subject to change as additional information becomes available and analyses are performed. This information should be read together with the following:

●	the accompanying notes to the unaudited pro forma condensed combined financial statements;

●	the historical audited financial statements of Volato as of and for the year ended December 31, 2025 and the related notes, included elsewhere in this proxy statement;

●	the historical audited consolidated financial statements of M2i Global as of and for the year ended November 30, 2025 and the related notes, included elsewhere in this proxy statement;

●	the historical audited consolidated balance sheet of M2i Global as of and for the year ended December 31, 2025 and the related consolidated statements of operations, stockholders’ equity, and cash flows for one-month transition period ended December 31, 2025, and the related notes;

●	the sections titled “Volato Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “M2i Global Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement, including the Merger Agreement.

1

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2025

(Amounts in thousands)

	Volato (Historical)	M2i Global (Historical)	Transaction Accounting Adjustments		Combined Pro Forma
ASSETS
Current assets:
Cash	$4,698	$516	$4,611	A	$9,825
Accounts receivable, net	101	-	-		101
Contract assets, net	636	-	-		636
Deposits, current	70	-	-		70
Note receivable, current	206	-	-		206
Investment in M2i	1,197	-	(1,197)	B	-
Investment in flyExclusive	1,739		1,333	C	3,072
Aviation asset option	324		(324)	C	-
Prepaid expenses and other current assets	572	102	-		674
Current assets - discontinued operations	267	-	-		267
Total current assets	9,810	618	4,423		14,851

Property and equipment, net	323	-	(72)	D	251
Customer relationships	-	-	500	E	500
Developed technology	-	-	500	E	500
Trade name	-	-	200	E	200
Goodwill	-	-	2,796	F	2,796
Operating lease, right-of-use assets	128	-	-		128
Note receivable, non-current	1,693	-	-		1,693
Other assets	-	-	-		-
Total assets	$11,954	$618	$8,347		$20,919

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued liabilities	$3,394	$934	$867	G	$5,195
Aviation liability option			549	C	549
Dividend payable	1,637	-	-		1,637
Accounts payable and accrued liabilities - related party	-	1,868	-		1,868
Convertible notes, net	4,230	230	(4,460)	H	-
Derivative liability	-	508	(508)	H	-
Unissued stock liability	-	4,138	(4,138)	I	-
Operating lease liability	43	-	-		43
Customer deposits and deferred revenue	2,823	-	-		2,823
Current liabilities - discontinued operations	1,591	-	-		1,591
Total current liabilities	13,718	7,678	(7,690)		13,706

Operating lease liability, non-current	85	-	-		85
Total liabilities	$13,803	$7,678	$(7,690)		$13,791
Commitments and Contingencies	$-	$312	$(312)	J	$-
Shareholders’ equity (deficit):
Common stock	$5	$716	$(719)	K	$2
Preferred stock	-	-	-		-
Additional paid-in capital	98,917	5,965	(83,013)	L	21,869
Treasury stock	-	(435)	-		(435)
Accumulated deficit	(100,771)	(13,618)	100,081	M	(14,308)
Total shareholders’ equity (deficit)	$(1,849)	$(7,372)	16,349		7,128
Total liabilities and shareholders’ equity (deficit)	$11,954	$618	$8,347		$20,919

2

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Amounts in thousands, except share data)

	Volato Historical	M2i Global Historical	Transaction Accounting Adjustments		Combined Pro Forma

Revenue	$78,559	$-	$-		$78,559

Costs and expenses:
Cost of revenue	63,871	-	(34)	AA	63,837
Selling, general and administrative	10,728	5,972	631	BB	17,331
Total costs and expenses	74,599	5,972	597		81,168

Operating income (loss)	3,960	(5,972)	(597)		(2,609)

Other income (expenses):
Other income, net	10,139	-	-		10,139
Other expense	(6,116)	-			(6,116)
Gain (loss) from change in fair value of financial instruments	(2,074)	(381)	2,455	CC	-
Interest expense, net	(4,848)	(139)	54	DD	(4,933)
Other income (expenses)	(2,899)	(520)	2,509		(910)

Income (loss) before provision for income taxes and discontinued operations	$1,061	$(6,492)	$1,912		$(3,519)
Provision for incomes taxes	207	-	-		207
Net income (loss) from continuing operations	$854	$(6,492)	$1,912		$(3,726)
Basic and diluted earnings per share
Net income (loss) per share from continuing operations- basic	$0.19	$(0.01)			$(0.22)
Weighted average shares outstanding- basic	4,386,829	716,911,538			17,303,722
Net income (loss) per share from continuing operations- diluted	$0.19	$(0.00)			$(0.22)
Weighted average shares outstanding- diluted	4,386,829	716,911,538			17,303,722

3

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1.	Basis of Presentation

On July 28, 2025, Volato entered into an Agreement and Plan of Merger, as may be amended from time to time (the “Merger Agreement”) with Volato Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of Volato (“Merger Sub”), and M2i Global. Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, upon the consummation of the Merger, (i) Merger Sub will merge with M2i Global (the “Merger”) and (ii) the Merger Sub will cease to exist with M2i Global continuing as the Surviving Corporation in the Merger and becoming a wholly-owned subsidiary of Volato.

In the Merger, each share of M2i Global Capital Stock outstanding immediately prior to the effective time of the Merger will be converted into the right to receive Volato Common Stock. At the Closing, the total converted M2i Global Capital Stock will represent 85% of the Volato Common Stock on an as converted and fully diluted basis. This will include the outstanding M2i Global convertible note, which is expected to convert at the Closing, as well as the Volato convertible notes which are expected to be converted into Volato Common Stock.

The Merger will be accounted for as a reverse acquisition under the acquisition method of accounting for business combinations pursuant to the provisions of ASC 805. M2i Global was determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

●	Legacy M2i Global shareholders will obtain a controlling financial interest in the combined entity;

●	Legacy M2i Global shareholders will have the ability to control the composition of the Board by electing 5 of the 7 Board members;

●	Legacy M2i Global shareholders will hold majority (approximately 85%) of the combined entity’s outstanding voting interests; and

●	Majority of the combined entity’s management will consist of legacy M2i Global management.

Under the reverse acquisition model, the business combination will be treated as M2i Global issuing equity for the equity of Volato. Under this method of accounting, M2i Global’s assets and liabilities are measured at their historical carrying values and Volato will be treated as the “acquired” company for financial reporting purposes where M2i Global will measure and recognize Volato’s assets and liabilities under the acquisition method of accounting.

Under the acquisition method of accounting, the estimated purchase price will be allocated to Volato’s assets acquired and liabilities assumed based upon their estimated fair values at the date of completion of the Merger. Any excess of purchase price over the preliminary estimate of the fair value of identified assets acquired and liabilities assumed will be recognized as goodwill. Significant judgment is required in determining the preliminary fair values of identified intangible assets, certain other assets, and other assumed liabilities. Additionally, the final purchase price allocation will depend on a number of factors that cannot be predicted with certainty at this time. The final valuation may materially change the purchase price and the allocation of the purchase price, which could materially affect the fair values assigned to the assets, and liabilities and could result in a material change to the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined balance sheet as of December 31, 2025 combines the historical audited condensed consolidated balance sheets of Volato and M2i Global as of December 31, 2025, on a pro forma basis as if the Merger and related transactions had been consummated on December 31, 2025.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025 combines the historical audited consolidated statements of operations of Volato for the year ended December 31, 2025 and the historical audited consolidated statements of operations of M2i Global for the year ended November 30, 2025. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2025 is presented on a pro forma basis as if the Merger and related transactions had been consummated on January 1, 2025, the beginning of the earliest period presented.

4

The unaudited pro forma condensed combined financial statements are intended to provide information about the impact of the Volato acquisition as if it had been consummated earlier. The pro forma adjustments are based on available information and certain assumptions that management believes are factually supportable and are expected to have an impact on post-combination Volato results of operations. In the opinion of management, all adjustments necessary to present fairly the unaudited pro forma condensed combined financial statements have been made.

The consummation of the Merger is subject to certain closing conditions, including, among other things, Volato having net debt of not more than $10.0 million at the closing and the approval of the listing of the Combined Company on Nasdaq. The net debt closing condition can be waived by M2i Global. While Volato expects that it will have less than $10.0 million in net debt, Volato currently does not have binding agreements or commitments which would result in Volato’s net debt not exceeding $10.0 million at closing. Accordingly, the unaudited pro forma condensed combined balance sheet reflects Volato having more than $10.0 million in net debt. The pro forma presentation herein assumes that M2i Global has agreed to waive the net debt closing condition and that a one-for-fifteen reverse stock split was effected, as the Merger could not otherwise be completed.

2.	Estimated Purchase Price

The preliminary estimated purchase price, which represents the consideration transferred to Volato stockholders in this reverse acquisition, is calculated based on the aggregate amount of Volato’s outstanding fully diluted common stock upon the closing of the Merger.

As of April 24, 2026, Volato had 17,677 options outstanding and 10,964 restricted stock units outstanding (1,178 options and 731 restricted stock units outstanding after giving effect to the assumed one-for-fifteen reverse stock split), all of which are expected to become fully vested upon closing of the Merger. For the purposes of the unaudited pro forma condensed combined financial statements presentation, the fair value of the restricted stock units was included in the measurement of consideration transferred and within the estimated number of shares of the combined company to be owned by Volato equity holders shown below. Based on management’s consideration of current facts and circumstances, including Volato’s current share price, the options being out of the money and Volato’s historical share-based compensation expense, the options and the fair value of such options did not have a material impact on the unaudited pro forma condensed financial information.

Volato also has 552,000 public warrants and 609,195 private placement warrants issued and outstanding, with an exercise price of $287.50 per warrant (36,800 public warrants and 40,613 private placement warrants with exercise price of $4,312.50 per warrant, after giving effect to the assumed one-for-fifteen reverse stock split). Based on management’s consideration of current facts and circumstances, including Volato’s current share price and the warrants being out of the money, the warrants and the fair value of such warrants did not have a material impact on the unaudited pro forma condensed financial information.

The accompanying unaudited pro forma condensed combined financial information reflects an estimated purchase price of $8.9 million, which consists of the value of shares of the combined company owned by Volato equity holders, after giving effect to the assumed one-for-fifteen reverse stock split of Volato Common Stock, as shown in the table below. Volato shareholders are expected to own approximately 15 percent of the outstanding shares in the Combined Company.

Amount
Estimated number of shares of the combined company to be owned by Volato equity holders (a)	2,594,278
Multiplied by the assumed price per share of Volato stock (b)	$3.44
Total preliminary estimated purchase price (in thousands)	$8,911

a)	Represents the number of shares of common stock of the Combined Company that Volato equity holders would own as of the closing of the Merger, after giving effect to the assumed one-for-fifteen reverse stock split of Volato Common Stock. This amount is calculated, for purposes of this unaudited pro forma condensed financial information, based on the following:

Shares
Shares of Volato Common Stock outstanding at December 31, 2025	634,052
Shares issued for convertible notes that converted in 2026	783,962
Shares issued in the second quarter of 2026 as part of share exchange and general activity (i)	368,400
Second quarter of 2026 ATM sales (ii)	807,133
RSU that fully vest on consummation of Merger	731
Total Volato shares assumed for merger consideration	2,594,278

(i)	On April 16, 2026, Volato entered into Share Exchange Agreements with Charcoal Hill Family Limited Partnership, a Nevada limited partnership, and Douglas Cole. On April 17, 2026, the Company entered into an additional Share Exchange Agreement (all Share Exchange Agreements collectively, the “Agreements”) with Clearthink Capital Partners, LLC, a Delaware limited liability company, (all investors collectively, the “Investors”). The Company agreed to issue an aggregate of 5,407,499 shares (360,500 shares after giving effect to the one-for-fifteen reverse stock split) of the Company’s Class A common stock to the Investors in exchange for an aggregate of 48,044,912 shares of M2i Global common stock, with an implied value of $0.2701 per share for the Volato Shares. The remaining shares represent new issuances in the ordinary course of business.
(ii)	On March 27, 2026, Volato entered into an at-the-market (“ATM”) Sales Agreement with Curvature Securities, LLC under which the Company may sell up to $3.7 million of Class A common stock from time to time, subject to the terms of the agreement, and pay Curvature a commission of up to 3.0% on shares sold. The pro forma share presentation reflects the impact of share issuances under this agreement as of April 24, 2026.

5

b)	The estimated purchase price was based on the closing price of Volato Common Stock on April 24, 2026, after giving effect to the assumed one-for-fifteen reverse stock split of Volato Common Stock. The actual purchase price will fluctuate until the effective date of the transaction. A 10% increase (decrease) to the Volato stock price would increase (decrease) the purchase price and goodwill by $0.9 million. Therefore, the estimated consideration expected to be transferred reflected in this unaudited pro forma condensed combined financial information does not purport to represent what the actual consideration will be when the transaction is completed.

3.	Preliminary Purchase Price Allocation

The allocation of the estimated preliminary purchase price with respect to the Merger is based upon management’s estimates of and assumptions related to the acquisition date fair value of assets to be acquired and liabilities to be assumed as of December 31, 2025, using currently available information. Most assets, liabilities, and consideration are measured at fair value in accordance with the principles of ASC 820. There are exceptions to ASC 820’s fair value measurement or recognition principle, including lease balances, contract asset and deferred revenue balances. Since the unaudited pro forma condensed combined financial statements have been prepared based on these preliminary estimates, the final purchase price allocation and the resulting effect on Volato’s financial position and results of operations may differ materially from the pro forma amounts included herein.

The preliminary allocation of the purchase price is as follows (in thousands):

Purchase price consideration		$8,911
Fair value of assets acquired:
Cash	$8,272
Accounts receivable	101
Contract assets	636
Note receivable	1,899
Deposits	70
Prepaid expenses and other current assets	572
Investment in flyExclusive	3,072
Current asset - discontinued operations	267
Property and equipment	251
Identifiable intangible assets:
Customer relationships	500
Developed Technology	500
Trade name	200
Operating lease, right-of-use assets	128
Total assets acquired	16,468
Fair value of liabilities assumed:
Accounts payable and accrued liabilities	3,625
Aviation option	549
Operating lease liability	128
Customer deposits and deferred revenue	2,823
Current liabilities - discontinued operations	1,591
Dividend payable	1,637
Total liabilities acquired	$10,353
Net assets acquired		6,115
Preliminary pro forma Goodwill		$2,796

Working capital and tangible assets: Working capital accounts and property and equipment were valued at their respective carrying amounts because M2i Global believes that these amounts approximate the current fair values. Lease balances and deferred revenue balances are exceptions to ASC 820’s fair value measurement principle as these measured and recognized based on measurement and recognition principles in ASC 842 and ASC 606, respectively. Based on its preliminary assessment, M2i Global determined that the historical balances did not require adjustments and the carrying value of such assets and liabilities materially approximated the amounts which M2i Global would recognize, assuming that the Merger had been completed as of December 31, 2025.

6

Identifiable intangible assets: As of the Effective Time of the Merger, identifiable intangible assets are required to be measured at fair value and these acquired assets could include assets that are not intended to be used or sold or that are intended to be used in a manner other than their highest and best use. For purposes of these unaudited pro forma condensed combined financial statements, it is assumed that all assets will be used in a manner that represents their highest and best use. Amounts preliminarily allocated to identifiable intangibles may change significantly, which could result in a material change in amortization of acquired intangible assets, which is on a straight-line basis. The preliminary estimated useful lives of the identifiable intangible assets are as follows:

Useful Life
Developed Technology – Vaunt	8 years
Customer Relationships – Vaunt	7 years
Trade Name – Vaunt	9 years

The preliminary estimates of fair value and estimated useful lives will likely differ from final amounts M2i Global will calculate after completing a detailed valuation analysis, and the difference could have a material impact on the accompanying unaudited pro forma condensed combined financial statements. Any change in the valuation of intangible assets would cause a corresponding increase or decrease in the balance of goodwill. A 10% change in the valuation of intangible assets would result in a change to annual amortization expense of approximately less than $0.1 million, assuming an overall weighted-average useful life of 7.8 years.

Goodwill: Goodwill is calculated as the difference between the acquisition date fair value of the preliminary estimated purchase price expected to be transferred and the values assigned to the assets acquired and liabilities assumed. Such goodwill is not deductible for tax purposes. Further, under GAAP, goodwill is not amortized but rather subject to an annual fair value impairment test.

4.	Accounting Policies

Upon consummation of the Merger, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when confirmed, could have a material impact on the combined financial statements of the Combined Company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information.

5.	Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

Article 11 of Regulation S-X allows for the presentation of reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Volato has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the following unaudited pro forma combined financial information.

Explanations of the adjustments to the unaudited condensed combined pro forma financial statements are as follows:

Unaudited Pro Forma Condensed Combined Balance Sheet

(A)	Represents share issuance activities, inclusive of the following:

(in thousands)	Amount
Issuance under the ATM Sales Agreement	$3,574
M2i Global share issuance post December 31, 2025	1,037
Total	$4,611

(B) Represents the elimination of Volato’s intercompany investment in M2i Global Common Stock. Prior to the Merger, Volato held 64,044,912 shares of M2i Global Common Stock. Following the Merger, these shares constitute an intercompany investment within the combined company and is therefore eliminated in consolidation.

(C) Represents (i) the fair value of the flyExclusive, Inc. (“flyExclusive”) shares received for the purchase of certain intellectual property assets for $1.3 million and (ii) the revaluation of the remaining asset purchase option for a decrease of $0.9 million. The net aggregate impact of the investment and change in fair value of the asset option results in an increase in acquired identifiable net assets, therefore results in a decrease to goodwill.

7

Volato entered into the Fifth Amendment to Aircraft Management Services Agreement with flyExclusive, Inc. (“flyExclusive”) subsequent to December 31, 2025 (herein referred to as the “Asset Purchase Agreement Amendment”). Pursuant to the Asset Purchase Agreement Amendment, flyExclusive was granted an option to acquire, at a later date, certain aviation assets for an aggregate purchase price of $2.0 million, payable in cash or shares of stock. Further, flyExclusive purchased a portion of the assets in exchange for $1.3 million shares of flyExclusive common stock. The impact of the transaction is included within the pro forma financial statements as it represents a significant non-recurring transaction.

The Aircraft Management Services Agreement, initially entered into on September 2, 2024, granted flyExclusive the right to cause Volato to merge with and into a wholly owned subsidiary of flyExclusive (the “flyExclusive Merger Option”).

As of the pro forma date, the remaining asset option for Vaunt assets is out of the money, and therefore the Vaunt asset option is in a liability position. This transaction was determined to be primarily for the benefit of pre-closing Volato and therefore, would not be recognized as post-combination expense by M2i Global.

(D) Represents the elimination of Volato’s historical net book value of website development costs and developed technology costs as the fair value is subsumed into the developed technology intangible assets.

(E) Reflects the preliminary fair value of intangible assets acquired, comprised of the following (in thousands):

Intangible Asset	Amount
Customer relationships	$500
Developed technology	500
Trade name	200
Total	$1,200

(F) The preliminary goodwill adjustment of $2.8 million represents the recording of the excess of estimated aggregate Merger Consideration over the preliminary fair value of the underlying assets acquired and liabilities assumed.

(G) Reflects the accrual of (i) approximately $0.9 million of total transaction expenses to be incurred by M2i Global of $0.7 million and Volato of $0.2 million, respectively, and (ii) the reversal of an immaterial amount of accrued interest payable associated with the M2i Global convertible notes.

Adjustments for M2i Global transaction expenses are reflected on the pro forma income statement for the year ended December 31, 2025 as the accounting acquirer’s expenses are recognized by the combined company. Volato’s transaction expenses were determined to be primarily for the benefit of pre-closing Volato and would not be recognized as post-combination expense by M2i Global. Accordingly, Volato’s transaction expenses are reflected as an increase in liabilities assumed but are excluded from the unaudited pro forma condensed combined statement of operations.

(H) Reflects the conversion of convertible notes into shares of Volato Common Stock. The adjustment reflects the elimination convertible notes outstanding as of December 31, 2025.

(in thousands)	Amount
Conversion of Volato convertible debt, outstanding as of December 31, 2025	$(4,230)
Conversion of M2i Global convertible debt, net	(230)
Conversion of M2i Global convertible debt, derivative liability (bifurcated conversion feature)	(508)
Total	$(4,968)

(I) Reflects the reversal of the liability for the issuance of unissued shares of M2i Global preferred stock. See note 5(L) for the corresponding adjustment to APIC.

(J) Represents an adjustment to reverse a legal accrual paid out in shares of M2i Global common stock subsequent to December 31, 2025.

(K) Represents the adjustment to reflect the removal of M2i Global par value, the assumed one-for-fifteen reverse stock split of Volato’s common stock, and the inclusion of the par value for all shares issued and outstanding upon consummation of the Merger.

(L) Represents pro forma adjustments to additional paid-in capital balance to reflect the following:

Amount
Elimination of historical Volato additional paid-in capital	$(98,917)
Fair value of shares held by Volato stockholders (See note 2)	8,911
Conversion of M2i Global convertible notes (1)	792
Corresponding adjustment to par value for the assumed one-for-fifteen reverse stock split of Volato’s common stock and total shares issued and outstanding upon consummation of the Merger	714
Corresponding adjustments to additional paid-in capital for issuance of M2i Stock and reversal of legal accrual subsequent to December 31, 2025 (2)	1,349
Corresponding adjustment to additional paid-in capital for issuance, and subsequent conversion of M2i Preferred Stock (3)	4,138
Total	$(83,013)

(1)	Inclusive of an immaterial amount of accrued interest payable, as discussed in note 5(G).
(2)	See notes 5 (A) and 5(J) for details.
(3)	See note 5 (I) for details.

8

(M) Reflects the elimination of the historical accumulated deficit of Volato in connection with the reverse acquisition of $100.8 million and the cumulative catch-up expense adjustment for M2i Global’s transaction cost of $0.7 million with the corresponding adjustment to accounts payable and accrued liabilities, reflected in note 5(G).

Adjustments to the Unaudited Pro Forma Condensed Combined Statements of operations

(AA) Reflects the change in amortization expense in Cost of Revenue due to the fair value adjustment, and change in useful life, of certain intangible assets.

For the year ended
December 31, 2025
Reversal of historical amortization related to Website Costs	$(97)
Amortization of the fair value of Developed Technology	63
Total Cost of revenue Pro Forma Adjustments	$(34)

(BB) Reflects the following changes in Selling, general and administrative expenses:

For the year ended
December 31, 2025
Reversal of historical amortization related to Developed Technology	$(153)
Amortization of the fair value of Customer Relationships	94
Non-recurring transaction costs incurred by M2i Global	690
Total Selling, general, and administrative Pro Forma Adjustments	$631

(CC) Reflects the elimination of the historical statement of operations impact of the change in the fair value of Volato’s convertible notes and the change in fair value of the derivative liability associated with the M2i Global convertible notes.

(DD) Reflects the elimination of interest expense related to M2i Global’s debt that is expected to be converted at Closing.

6.	Income Tax-Related Pro Forma Adjustments:

The combined company’s ability to use net operating loss carryforwards to offset future taxable income for U.S. federal income tax purposes will be subject to limitations. In general, under Section 382 of the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change net operating losses to offset future taxable income. In general, an ownership change occurs if the aggregate stock ownership of certain stockholders (generally 5% stockholders, applying certain look-through rules) increases by more than 50 percentage points over such stockholder’s lowest percentage ownership during the testing period (generally three years). In addition, the combination of two companies may also cause the ability for certain valuation allowances associated with one of the companies to no longer be necessary because on a combined basis, there may be new sources of future taxable income to support the reversal of pre-existing valuation allowances.

Currently, no adjustment to the unaudited pro forma condensed combined financial statements has been made as it relates to either limitations the combined company might incur under Section 382 of the Code or ASC 740 or decreases to pre-existing valuation allowances.

9

7.	Loss Per Share:

Represents loss per share calculated using the historical weighted average shares outstanding and the issuance of additional shares in connection with the Merger. The calculation of weighted average shares outstanding for basic and diluted loss per share assumes the shares issued in connection with the Merger have been outstanding for the entire periods presented.

The table below presents the components of the pro forma loss per share calculation after giving effect to the assumed one-for-fifteen reverse stock split of Volato Common Stock (in thousands, except share and per share data):

For the year ended December 31, 2025
Pro forma net loss	$(3,726)
Basic and Diluted
Weighted average shares outstanding	17,303,722
Net loss per share	$(0.22)

a)	The following summarizes the number of shares of common stock outstanding for the year ended December 31, 2025, assuming the Merger and the assumed one-for-fifteen reverse stock split had been completed as of January 1, 2025:

Outstanding Shares
Shares of Volato Common Stock outstanding at December 31, 2025	634,052
Shares issued for convertible notes that converted in 2026	783,962
Shares issued in the second quarter of 2026 as part of share exchange and general activity	368,400
Second quarter of 2026 ATM sales	807,133
Vesting of Volato’s restricted stock units	731
Shares of Volato Common Stock issuable to M2i Global stockholders	14,709,444
Total weighted average shares outstanding	17,303,722

The following potential outstanding securities, after giving effect to the assumed one-for-fifteen reverse stock split, were excluded from the computation of pro forma loss per share, basic and diluted, because their effect would have been anti-dilutive.

Excluded Shares
Public warrants	36,800
Private warrants	40,613
Stock options outstanding	1,178
Total excluded securities	78,591

10